UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2024

Commission File Number: 001-38208

Metalpha Technology Holding Limited

Suite 6703-04, Central Plaza

18 Harbour Road, Wan Chai

Hong Kong, China

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Adoption of 2024 Share Incentive Plan

To promote the success and enhance the value of Metalpha Technology Holding Limited (the “Company”), on September 24, 2024, the Company’s board of directors (the “Board”) approved the 2024 Share Incentive Plan (the “2024 Plan”), which will become effective on October 12, 2024.

The maximum aggregate number of shares of the Company which may be issued pursuant to all awards under the 2024 Plan (the “Share Limit”) shall initially be 2,000,000 ordinary shares, par value US$0.0001 per share, of the Company (the “Ordinary Shares”). On the first day of each of the subsequent fiscal years during the term of the 2024 Plan (each, an “Evergreen Date”), the Share Limit shall automatically increase by an amount determined by the Board that is equal to no more than three percent (3%) of the total number of Ordinary Shares outstanding on the last day of the immediately preceding fiscal year; provided, however, if the Board does not determine such amount of increase by an Evergreen Date, the Share Limit shall automatically increase by three percent (3%) of the total number of Ordinary Shares outstanding on the last day of the immediately preceding fiscal year.

The above description of the material terms of the 2024 Plan does not purport to be complete and is qualified in its entirety by reference to the full text of the respective document the 2024 Plan, which is furnished as Exhibit 4.1 to this current report on Form 6-K and incorporated by reference herein.

Exhibit Index

Exhibit No.	Description
4.1	Metalpha Technology Holding Limited’s 2024 Share Incentive Plan

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Metalpha Technology Holding Limited

By:	/s/ Ming Ni
Name:	Ming Ni
Title:	Chief Operating Officer and Director

Date: September 26, 2024

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